                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (IN THOUSANDS, EXCEPT FOR RATIOS)

                                                                                        NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                 ---------------------------------------------------    ------------------
                                  1995       1994       1993       1992       1991       1996       1995
                                 -------    -------    -------    -------    -------    -------    -------
Fixed Charges:
  Interest on debt.............  $12,071    $ 3,862    $ 2,594    $ 3,704    $ 6,724    $15,652    $ 7,127
  Interest element of
     rentals(1)................    1,587      1,108        885        936        875      1,725      1,190
  Capitalized interest.........      518         --         --         --         --      1,040         --
  Amortization of debt
     expense...................      349        108         94        735        396        525        161
                                 -------    -------    -------    -------    -------    -------    -------
                                 $14,525    $ 5,078    $ 3,573    $ 5,375    $ 7,995    $18,942    $ 8,478
                                 =======    =======    =======    =======    =======    =======    =======
Earnings:
  Net income...................  $13,830    $14,595    $ 9,667    $12,526    $ 4,838    $11,704    $11,212
  Provision for national income
     taxes.....................    1,258      5,824      4,574      4,664      2,056      3,032      4,646
  Cumulative effect of
     accounting change.........       --         --      4,394         --         --         --         --
  Fixed charges................   14,525      5,078      3,573      5,375      7,995     18,942      8,478
  Capitalized interest.........     (518)        --         --         --         --     (1,040)        --
  Minority interest in
     income....................      472         92         --         --         --        320        472
  Equity in (income) losses of
     joint ventures............   (3,877)    (2,609)        89       (179)       465     (3,969)    (2,612)
                                 -------    -------    -------    -------    -------    -------    -------
                                 $25,690    $22,980    $22,297    $22,386    $15,354    $28,989    $22,196
                                 =======    =======    =======    =======    =======    =======    =======
Ratio of Earnings to Fixed
  Charges......................      1.8x       4.5x       6.2x       4.2x       1.9x       1.5x       2.6x
Fixed Charges in Excess of
  Earnings.....................  $    --    $    --    $    --    $    --    $    --    $    --    $    --

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(1) Deemed to be approximately one-third of rental expenses.